Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

November 30, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie and Dorrie Yale

Re:	Baudax Bio, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 28, 2022 File No. 333-268251

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Baudax Bio, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated November 29, 2022 (the “Comment Letter”) in connection with the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), filed on November 28, 2022. In response to the comments set forth in the Comment Letter the Company has revised the Registration Statement and is filing a revised draft (the “Amended S-1”) with this response letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended S-1. Page references in the text of this response letter correspond to the page numbers of the Amended S-1.

Amendment No. 1 to Registration Statement on Form S-1 filed November 28, 2022

Cover Page

1.

We acknowledge your revised disclosures in response to prior comment 2. However, please ensure that the date the offering will end is clearly stated prior to seeking effectiveness. You may refer to the duration of the offering with a number of days following the commencement of the offering.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on the cover page of the Amended S-1 and in the Plan of Distribution to reflect an offering termination date of December 16, 2022.

Securities and Exchange Commission November 30, 2022 Page 2

Plan of Distribution, page 31

2.

We refer to your revised disclosure that there may be investors who do not enter into a securities purchase agreement in connection with the purchase of securities in this offering. Please revise to explain why there may be instances where investors do not enter into such an agreement and how you intend to address details of such transactions, such as the number of securities to be purchased.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in the Plan of Distribution section of the Registration Statement to indicate that all investors who purchase securities in the offering will enter into a Securities Purchase Agreement with the Company.

Exhibits

3.	We refer to your revised exhibit index and your filing of certain exhibits. Please also update your exhibit index to include your placement agent agreement, or advise.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that there will not be a placement agent agreement between the Company and the placement agent.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4339.

Sincerely,

/s/ Jennifer L. Porter, Esq.

Jennifer L. Porter, Esq.

cc:	Via Email
Gerri Henwood, Baudax Bio, Inc.
Rachael M. Bushey, Troutman Pepper Hamilton Sanders LLP
Robert F. Charoon, Ellenoff Grossman & Schole LLP

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